UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 33239 / September 19, 2018

In the Matter of

THL Credit, Inc.
THL Credit Advisors LLC
THL Credit Senior Loan Strategies LLC
THL Credit Holdings, Inc.
THL Credit Bank Loan Select Fund
THL Credit Wind River 2012-1 CLO Ltd.
THL Credit Wind River 2013-1 CLO Ltd.
THL Credit Wind River 2013-2 CLO Ltd.
THL Credit Wind River 2014-1 CLO Ltd.
THL Credit Wind River 2014-2 CLO Ltd.
THL Credit Wind River 2014-3 CLO Ltd.
THL Credit Wind River 2015-1 CLO Ltd.
THL Credit Wind River 2015-2 CLO Ltd.
THL Credit Wind River 2016-1 CLO Ltd.
THL Credit Wind River 2016-2 CLO Ltd.
THL Credit Wind River 2017-1 CLO Ltd.
THL Credit Wind River 2017-2 CLO Ltd.
THL Credit Wind River 2017-3 CLO Ltd.
THL Credit Wind River 2017-4 CLO Ltd.
THL Credit Wind River 2018-1 CLO Ltd.
THL Credit Lake Shore MM CLO 2017-1, Ltd.
THL Credit Direct Lending Fund III LLC
THL Credit Direct Lending Co-Invest III (E) LLC
THL Credit Direct Lending Co-Invest III LLC
THL Credit Direct Lending Fund III (A) LLC
THL Credit Bank Loan Select Fund (Offshore)
THL Credit Wind River 2018-2 CLO Ltd.
THL Credit Wind River 2018-3 CLO Ltd.
THL Credit Lake Shore MM CLO II, Ltd.
THL Credit Strategic Funding LLC

100 Federal Street
31st Floor
Boston, MA 02110

(812-14807)

ORDER UNDER SECTIONS 17(d) and 57(i) OF THE INVESTMENT COMPANY ACT OF 1940 AND RULE 17d-1 UNDER THE ACT

THL Credit, Inc., et al. filed an application on August 9, 2017, and amendments to the application on July 23, 2018 and August 20, 2018, requesting an order under sections 17(d) and 57(i) of the Investment Company Act of 1940 (the "Act") and rule 17d-1 under the Act that would permit certain joint transactions otherwise prohibited by sections 17(d) and 57(a)(4) of the Act and rule 17d-1 under the Act. The order would permit certain business development companies and registered closed-end management investment companies (collectively, "Regulated Funds") to co-invest in portfolio companies with each other and with affiliated investment funds and accounts.

On August 24, 2018, a notice of the filing of the application was issued (Investment Company Act Release No. 33213). The notice gave interested persons an opportunity to request a hearing and stated that an order disposing of the application would be issued unless a hearing was ordered. No request for a hearing has been filed, and the Commission has not ordered a hearing.

The matter has been considered and it is found, on the basis of the information set forth in the application, as amended, that participation by the Regulated Funds in the proposed transactions is consistent with the provisions, policies and purposes of the Act and is on a basis no less advantageous than that of other participants.

Accordingly,

IT IS ORDERED, under sections 17(d) and 57(i) of the Act and rule 17d-1 under the Act, that the relief requested by THL Credit, Inc., et al. (File No. 812-14807) is granted, effective immediately, subject to the conditions contained in the application, as amended.

      For the Commission, by the Division of Investment Management, under delegated authority.

                      Eduardo A. Aleman
                      Assistant Secretary